Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                 August 17, 2012

VIA EDGAR

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Lion Consulting Group, Inc.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed August 16, 2012
         File No. 333-181624

Dear Mr. Kluck:

     Pursuant to the staff's comment letter dated July 30, 2012 we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 2 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on August 17, 2012.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT 3 OF OUR LETTER DATED JUNE 19, 2012. WE REISSUE OUR COMMENT. PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDE IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.
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COMPANY RESPONSE: The Company confirms that it has no knowledge of the existence of any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company's offering. Additionally, the Company confirms that no broker or dealer is participating or will participate in the Company's offering.

2. WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED JUNE 19, 2012. WE REISSUE OUR COMMENT. PLEASE PROVIDE US WITH SUPPORT FOR ALL QUANTITATIVE AND QUALITATIVE BUSINESS AND INDUSTRY DATA USED IN THE REGISTRATION STATEMENT. FOR EXAMPLE ONLY, WE NOTE YOUR DISCLOSURE ON PAGE 20. CLEARLY MARK THE SPECIFIC LANGUAGE IN THE SUPPORTING MATERIALS THAT SUPPORTS EACH STATEMENT. THE REQUESTED INFORMATION SHOULD BE FILED AS EDGAR CORRESPONDENCE OR, ALTERNATIVELY, SHOULD BE SENT IN PAPER FORM ACCOMPANIED BY A COVER LETTER INDICATING THAT THE MATERIAL IS BEING PROVIDED PURSUANT TO SECURITIES ACT RULE 418 AND THAT SUCH MATERIAL SHOULD BE RETURNED TO THE REGISTRANT UPON COMPLETION OF THE STAFF REVIEW PROCESS.

COMPANY RESPONSE: The Company does not have any written materials to submit to the Staff in response to this comment. The Company has included information in the Form S-1 with respect to quantitative and qualitative business and industry data, including but not limited to market share and industry conditions, from two third-party sources, Business Plan Pro software, published by Palo Alto Software, and estimates based upon the prior work experience of Philippe Wagner, the Company's founder and sole officer and director. The Company believes that the information and estimates disclosed in the Form S-1 are reasonable and reliable but has not independently verified any of the data from its Business Plan Pro software or Mr. Wagner. Mr. Wagner has stated to the Company that his beliefs regarding industry and market data are based upon his personal experience and understanding of industry conditions, but that such information has not been verified by any independent sources.

3. PLEASE FILE AN UPDATED AUDITORS' CONSENT PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT.

COMPANY RESPONSE: The Company confirms that it will file an updated auditors' consent prior to the effectiveness of the registration statement.

RISK FACTORS, PAGE 5

4. WE NOTE YOUR RESPONSE TO COMMENT 9 OF OUR LETTER DATED JUNE 19, 2012. PLEASE ALSO REMOVE THE STATEMENT: "IN ADDITION TO THE USUAL RISKS."

COMPANY RESPONSE: The Company has deleted the following text from page 5: "In addition to the usual risks associated with investment in a business".

5. WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER DATED JUNE 19, 2012. PLEASE REVISE THE HEADINGS OF THE RISK FACTORS SO THAT THEY APPEAR IN BOLD OR ITALICIZED TYPE SO THAT THEY ARE CLEARLY IDENTIFIABLE TO THE READER. ADDITIONALLY, PLEASE SIMILARLY REVISE THE CROSS-REFERENCE TO THE RISK

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
     FACTORS AND THE NOTIFICATION ON THE COVER PAGE SO THAT THEY DO NOT APPEAR IN ALL CAPITAL LETTERS, BUT ARE PRESENTED IN PROMINENT TYPE.

COMPANY RESPONSE: The Company has elected to make all headings of the risk factors appear in capitalized letters, as it did when it first filed the Form S-1. The Company relies on Rule 307 of Regulation S-T, which provides, in relevant part, "(a) provisions requiring presentation of information in boldface type shall be satisfied in an electronic format document by presenting such information in capital letters. (b) Paragraph (a) of this section does not apply to HTML documents." Since the Company is filing using the ASCII version of EDGAR, paragraph (a) applies.

WE HAVE NO OPERATING HISTORY ..., PAGE 6

6. WE NOTE YOUR RESPONSE TO COMMENT 12 OF OUR LETTER DATED JUNE 19, 2012. IN RESPONSE TO OUR COMMENT, YOU REVISED YOUR RISK FACTOR TO STATE THAT ADDITIONAL FINANCING WILL BE REQUIRED ONLY IN THE CASE OF CERTAIN EVENTS. HOWEVER, YOUR DISCLOSURE ON PAGES 3, 19, AND 25 CLEARLY INDICATES THAT YOU WILL NEED ADDITIONAL FINANCING IN ANY EVENT. PLEASE REVISE YOUR DISCLOSURE TO CLEARLY STATE THAT YOU WILL REQUIRE ADDITIONAL CAPITAL. ADDITIONALLY, PLEASE ENSURE THAT YOUR DISCLOSURE ON PAGES 3 AND 19 IS CONSISTENT WITH YOUR DISCLOSURE ON PAGE 25. ON PAGES 3 AND 19, YOU DISCLOSE THAT YOU WILL NEED AN ADDITIONAL $200,000, WHILE ON PAGE 25, YOU STATE THAT YOU WILL NEED $600,000 TO HIRE CONSULTANTS. PLEASE CLARIFY THE EXACT AMOUNT THAT YOU WILL NEED TO HAVE A VIABLE BUSINESS.

COMPANY RESPONSE: The Company has deleted the text, "($600,000 to hire 6 consultants)" on page 25. The hiring of 6 consultants is not planned in the first 12 months after the offering but as a long term business objective. Additionally, the Company has revised the referenced risk factor to quantify the need to raise an additional $200,000.

DESCRIPTION OF BUSINESS, PAGE 19

7. WE NOTE YOUR RESPONSE TO COMMENT 16 OF OUR LETTER DATED JUNE 19, 2012 AND WE REISSUE IN PART OUR PRIOR COMMENT. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE REGULATIONS APPLICABLE TO COMPANIES BASED IN SWITZERLAND OR DISCLOSE WHY THE COMPANY IS NOT SUBJECT TO SUCH REGULATIONS.

COMPANY RESPONSE: On page 19, the Company has clarified that is not required to register as a foreign company in Switzerland because it will have no business operations in Switzerland.

8. WE NOTE YOUR RESPONSE TO COMMENT 17 OF OUR LETTER DATED JUNE 19, 2012. PLEASE EXPAND YOUR DISCLOSURE TO ADDRESS WHETHER MR. WAGNER HAS EXPERIENCE PROVIDING BUSINESS AND MARKETING PLAN PREPARATION, FINANCIAL SEARCH AND PROCUREMENT, IT CONSULTING SERVICES, AND MANAGEMENT DEVELOPMENT AND HUMAN RESOURCES ADVISING. IF HE HAS EXPERIENCE IN THESE AREAS, PLEASE SPECIFY HOW MUCH EXPERIENCE HE HAS. IF HE DOES NOT HAVE SUCH EXPERIENCE IN THESE AREAS, PLEASE REVISE THE RISK FACTOR SECTION ACCORDINGLY. ADDITIONALLY, PLEASE DISCLOSE WHETHER YOU WILL PROVIDE SERVICES TO THE TWO COMPANIES THAT MR. WAGNER CURRENTLY PERFORMS SERVICES FOR.

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
COMPANY RESPONSE: The Company has added the following disclosure to page 19:
"Mr. Wagner has approximately 10 years of business and marketing plan preparation and financial search and procurement and human resources advising. He does not have any experience with IT consulting. We plan to provide services to both United Oil and Gas Corp and Tristar Energy Group Inc., both companies of which are affiliated with Mr. Wagner." Additionally, the company has added a risk factor to page 8 related to Mr. Wagner's lack of experience with IT consulting.

EMPLOYEES AND EMPLOYMENT AGREEMENTS, PAGE 21

9. WE NOTE YOUR RESPONSE TO COMMENT 19 OF OUR LETTER DATED JUNE 19, 2012. WE NOTE THAT MR. WAGNER IS CURRENTLY THE PRESIDENT OR CEO OF TWO OTHER COMPANIES. PLEASE ADVISE WHETHER HE WILL BE ABLE TO DEVOTE 20 HOURS EACH WEEK, OR 40 HOURS A WEEK IF NECESSARY, IN LIGHT OF THE POSITIONS HE HOLDS AT THESE OTHER ENTITIES. IF HE MAY WORK LESS THAN 20 HOURS EITHER PRIOR TO OR AFTER COMPLETION OF THE OFFERING, PLEASE CLARIFY THIS.

COMPANY RESPONSE: The Company has revised its disclosure on pages 36, 41 and 46 in compliance with this comment.

10. WE NOTE YOUR DISCLOSURE THAT YOU DO NOT ANTICIPATE HIRING ADDITIONAL EMPLOYEES IN THE NEXT 12 MONTHS. HOWEVER, ON PAGE 25, YOU INDICATE THAT YOUR GOAL IS TO HIRE 6 FULL TIME CONSULTANTS WITHIN THE NEXT 12 MONTHS. PLEASE REVISE YOUR DISCLOSURE AS APPROPRIATE.

COMPANY RESPONSE: As the Company mentioned in response to comment number 6, the Company has deleted the text which states: "The Company has deleted the text, "($600,000 to hire 6 consultants)" on page 25.

MANAGEMENT'S DISCUSSION AND ANALYSIS ... , PAGE 24

LIQUIDITY AND CAPITAL RESOURCES, PAGE 26

11. WE NOTE YOUR RESPONSE TO COMMENT 20 OF OUR LETTER DATED JULY 19, 2012. WE REISSUE OUR COMMENT IN PART. PLEASE DISCLOSE WHETHER YOU WILL BE ABLE TO OBTAIN ADDITIONAL LOANS FROM THIS RELATED PARTY IN THE FUTURE IF NECESSARY.

COMPANY RESPONSE: The Company has added the following sentence to page 26: "We believe we will be able to obtain additional similar loans from Mr. Wagner in the future, if necessary, but have no agreement in writing with Mr. Wager."

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 28

12. PLEASE DISCLOSE THE POSITION THAT MR. WAGNER HOLDS AT UNITED OIL AND GAS CORP. ADDITIONALLY, PLEASE DISCLOSE WHEN HE COMMENCED EMPLOYMENT AT UNITED OIL AND GAS CORP. AND AT TRISTAR ENERGY GROUP INC.

COMPANY RESPONSE: The Company has added the following sentence to page 28: "Mr. Wagner became Chief Executive Officer and Director at Tristar in July 2011, and he became President and a Director at United Oil in February 2012."

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
DIRECTOR COMPENSATION, PAGE 29

13. WE NOTE YOUR RESPONSE TO COMMENT 21 OF OUR LETTER DATED JUNE 19, 2012. WE NOTE THAT YOU MAY COMPENSATE DIRECTORS FOR "PARTICIPATING IN DAY-TO-DAY OPERATIONS OF THE COMPANY." IT APPEARS THAT YOU MAY PROVIDE ADDITIONAL COMPENSATION TO DIRECTORS THAT ARE ALSO EXECUTIVE OFFICERS FOR PERFORMING THEIR DUTIES AS EXECUTIVE OFFICERS. PLEASE CLEARLY STATE THIS OR REVISE YOUR DISCLOSURE TO CLARIFY THAT EXECUTIVE OFFICERS WILL NOT RECEIVE EXTRA REMUNERATION AS A DIRECTOR FOR PERFORMING THEIR DUTIES AS AN EXECUTIVE OFFICER.

COMPANY RESPONSE: The Company has added the following sentence to page 30: "We may provide additional compensation to directors that are also executive officers for performing their duties as executive officers."

Please contact the undersigned with any questions or comments.

                                Very truly yours,


                                /s/ Thomas E. Puzzo
                                --------------------------------
                                Thomas E. Puzzo


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